

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 23, 2007

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Zahir Teja,
   President and Chief Executive Officer
Phoenix International Ventures, Inc.
2201 Lockheed Way
Carson City, Nevada 89706

Re: Phoenix International Ventures, Inc.
       Form SB-2
       Filed on January 26, 2007
       File No.: 333-140257

Dear Mr. Teja:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The safe harbor protections of the PSLRA of 1995 do not apply to statements made in connection with initial public offerings. At several places in your prospectus, you suggest that you include forward looking statements pursuant to the PSLRA. Please revise accordingly.

Corporate Information, page 1

2. Please explain the business reasons for the share exchange. Since only Phoenix
    Aerospace has operations, both companies are non-reporting Nevada corporations,
    and both companies are or will be substantially controlled by Mr. Teja, it is unclear
    what the purpose of the share exchange is.

Risk Factors, page 7

3. Revise your risk factor subheadings so they reflect the risk that follows. Currently,
    some of your subheadings either:

*   Contain generic language that would be readily transferable to other companies'
    offerings. As a general rule your revised subheadings should work only in this
    prospectus; or

*   Merely state a fact about your business, such as "We rely on our senior executive
    officer" and "Shares that are eligible for future sale".

The costs to meet our reporting and other requirements as a public company subject to
the Securities Exchange Act of 1934 will be substantial and may result in us having
insufficient funds to expand our business or even meet routine business obligations; page
8.

4. Because all companies that register their initial public offering will be subject to the
    reporting and other requirements that apply to public companies, it appears that this
    risk is too generic. Revise it to clarify why the risk applies in particular to your
    company, or remove it from the Risk Factors section. You may include this
    disclosure elsewhere in your document if appropriate.

Market For Common Equity and Related Stockholder Matter, page 12

Registration Rights, page 13

5. Please disclose how you accounted for the registration rights related to the debt
    conversion agreements. Please tell us what consideration you gave to EITF 00-19,
    FAS 133 and EITF 05-4 in your analysis of the accounting for your registration
    rights. Please also disclose the maximum cash penalty under the registration rights
    agreement, if applicable.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

Comparison of the Period Ended September 31, 2006 and 2005, page 15

6. Please discuss the reasons for the significant increase in your sales in more detail. We note your disclosure that you have repeat sales to existing customers and new sales to new customers, but this does not explain what factors caused sales to increase. Please also discuss any events or trends of which you are aware that may impact sales or a continued increase or a decrease in sales in the future.

7. You indicate that your increase in financing expenses is mainly due to interest expense related to a legal settlement. Please tell us supplementally and expand your disclosures to clarify the facts and circumstances that resulted in you recognizing interest expense on your legal settlement.

Comparison of the Years Ended December 31, 2005 and 2004, page 17

8. Please discuss the business reasons for the changes between periods in your financial statements. Where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item.

   - For example, you indicate that revenue decreased due to resources being used to defend a lawsuit, which limited your ability to conduct ongoing business with your customers. However, you do not provide a comprehensive analysis indicating which of your business activities increased or decreased as it relates to the manufacture, upgrade and remanufacture of support equipment. You should discuss whether there was any new business or repeat business or if you performed less services for your core customers. Your discussion and analysis should provide investors with sufficient information to understand any trends and expectations for the future through the eyes of management.

   - You also indicate that the increase in general and administrative expenses is mainly attributable to an increase in salaries and professional fees. However, you do not quantify the increases in these expenses Please revise to quantify the incremental impact of each individual business reason, where applicable.

Liquidity and Capital Resources, page 23

9. You indicate that you shall continue to finance operations mainly from cash provided from operations. You also believe that you will have enough funds from operations to support operations for the year 2007. Given that you had net cash used in operations for the nine-months ended September 30, 2006 and for the year ended

December 31, 2005, please expand your disclosures to clarify how you determined that you will have enough funds to support operations for the year 2007.

Officer Advances, page 16

10. Identify the officer or shareholder who advanced the company the $536,375.

Business, page 25
The U.S. Government and U.S. Defense Contractors Contracting Process

11. We note that you received International Standard Organization certification (ISO) in 2003. If this certification must be renewed periodically, disclose when it expires or is due for renewal.

Management, page 35

12. Please provide the last full five years business experience of Zahir Teja.

Executive Compensation, page 39

13. Please revise your executive compensation section to comply with current disclosure requirements. See SEC Release 33-8732A and information on our website, www.sec.gov, under "Corporation Finance – Compliance and Disclosure Interpretations – Item 402 of Regulation S-K – Executive Compensation."

Selling Stockholders, page 47

14. Please indicate, in the notes to the table or otherwise, how the selling stockholders received the shares you are registering for resale.

15. Please tell us whether the shares being registered for resale by Mr. Teja include any of the shares he will receive in the share exchange. If so, we may have additional comments.

Financial Statements

General

16. Please update your financial statements to comply with Item 310(g) of Regulation S-B, if applicable.

17. On page 29, you indicate that you usually provide one year warranties on all of your products covering both parts and labor. Please disclose the information required by paragraph 14 of FIN 45 regarding your product warranty costs, if applicable.

Report of Independent Registered Public Accounting Firm, page F-3

18. Your auditors indicate in their report that their audit was conducted in accordance with "auditing standards" of the Public Accounting Oversight Board (United States). Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the "standards" of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

19. Please disclose your accounting policy for revenue recognition as it relates to your manufacturing, remanufacturing and upgrading activities. Your discussion should include but not limited to the following:

- How revenue is recognized for each type of business activity,

- How long it takes to complete upgrading or remanufacturing activities,

- Disclose whether revenue is recognized on a net or gross basis for remanufacturing and upgrading activities. Please also provide us with your analysis of your remanufacturing and upgrading activities based on the criteria in EITF 99-19.

- Disclose your policy regarding fixed price contracts as mentioned on page 6 and how you account for these fixed priced contracts. Please also include the typical length of time these contracts last.

- Disclose how revenue is recognized for the performance of feasibility studies as discussed on page 27.

- Disclose how you account for royalties related to license agreements as discussed on page 28.

- Please also include a discussion of all relevant revenue streams that are not mentioned above. Please also address the need to revise your critical accounting policies to address your revised revenue recognition policies.

Note 6 -- Legal Settlement, page F-14

20. Please provide a more comprehensive discussion of the business arrangement and subsequent termination agreement and settlement agreement. Fully describe all the accounting implications of these transactions, including the authoritative literature you relied on. In addressing this comment, please also note our specific comments below which appear to be related to these agreements.

- Statements of Operations, page F-5

  We note that you have included legal settlement expense in other income (expense). It does not appear that your legal settlement expense meets the definition of a non-operating expense. Please revise your statement of operations to classify your legal settlement expense in loss from operations. Otherwise, please tell how you determined that legal settlement expenses should be included in other income (expense).

  Please tell us and disclose the facts and circumstances that resulted in your recognition of cancellation of debt income of $942,177 for the year ended December 31, 2005. Please cite the accounting literature used to support your conclusions.

- Statements of Cash Flows, page F-7

  Please tell us how you determined that it was appropriate to classify the repayment of your legal settlement in fiscal 2004 as a cash flow from financing activities. Please revise or advise accordingly. Please also cite the accounting literature used to support your conclusions.

  Please clarify why there is a $154,177 adjustment for "legal settlement expense" within your cash flows from operating activities.

  We refer you to the 2004 non-cash investing and financing activity in which you have recognized $1,187,275 of goodwill acquired in legal settlement. Please address the appropriateness of this transaction. Please cite the authoritative literature you relied on.

- Note 4 – Other assets – Goodwill, page F-13

  We note that you entered an agreement to acquire key employees, key licensing agreements, operating facility lease and customer lists. It is unclear to us how you determined that this transaction was the acquisition of a business and why you capitalized the cost of this agreement to goodwill. Please provide a complete analysis of your accounting.

- Note 6– Legal Settlement, page F-14

  We note that an award of $1,173,913 was ordered against you on December 26, 2005. Please tell us how this legal settlement was recorded in your statement of operations for the periods presented. Please cite the accounting literature used to support your conclusions.

Financial Statements – Phoenix International Ventures, Inc

General

21. Please make corresponding changes in Phoenix International's financial statements to address the comments written on Phoenix Aerospace's financial statements, as appropriate.

22. Please disclose the fiscal year end for Phoenix International Ventures, Inc in the notes to the financial statements.

Report of Independent Registered Public Accounting Firm, page F-20

23. Please make arrangements with your auditors to have them revise their report to reflect your name and the appropriate periods covered by the report. The name and the periods covered by the report should be consistent with the auditor's consent in exhibit 23.1.

Note 3 - Subsequent Events, page F-29

24. Please ensure that your updated financial address how you account for the employment and consulting agreements discussed on page F-29. Ensure you address the accounting for all options issued in conjunction with these agreements. Your disclosures should also address how you accounted for the repurchase feature in your debt conversion agreement with Teja Shariff as discussed on page 43 of your document. It appears that the repurchase feature would require you to repurchase your common stock for a purchase price of $48,000 on thirty days notice.

Consolidated Pro Forma Financial Statements

Consolidated Pro Forma Balance Sheet, page F-30

25. You indicate that the transaction will be accounted for as a reverse merger. However, given the fact that this is a merger of an operating company into a nonoperating shell corporation, this transaction is outside the scope of SFAS 141.   Instead, this transaction is, in substance, a capital transaction. Specifically, this transaction is

equivalent to the Phoenix Aerospace, Inc issuing stock for the net monetary assets of Phoenix International Ventures, Inc, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.   Please revise your pro forma balance sheet to remove the goodwill adjustment of $737,223. Please also note that the accumulated deficit of the accounting acquirer or Phoenix Aerospace, Inc should be carried forward after the acquisition.

26. Based on the information in your pro forma balance sheet, we note that on a pro forma basis 3,396,000 shares are outstanding as of September 30, 2006. Please expand your disclosures through out the filing to address those transactions that will result in 6,996,000 shares issued and outstanding after the offering.

Consolidated Pro Forma Income Statement, page F-31

27. It appears that your weighted average shares should be 3,396,000 million shares instead of 3,000 shares. Please revise your loss per share accordingly.

Exhibits

28. To the extent that any of your exhibits remain to be filed, for example, the legality opinion, please note that we will need time to review them and may have comments on them prior to effectiveness.

General

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure I the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson, Financial Analyst, at (202) 551-3746 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director